UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

FIRST QUANTUM MINERALS LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

335934105
(CUSIP Number)

October 7, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	335934105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Dynamic Mutual Funds Ltd., 55th Floor, Scotia Plaza, 40 King Street West, Toronto,
Ontario Canada M5H 4A9

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	N/A
(b)

3. SEC Use Only

4. Citizenship or Place of Organization			Toronto, Ontario, Canada

Number of	5. Sole Voting Power	3,430,350 Common Shares
Shares
Beneficially	6. Shared Voting Power	Nil
Owned by
Each	7. Sole Dispositive Power		3,430,350 Common Shares
Reporting
Person With	8. Shared Dispositive Power		Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person					3,430,350 Common
Shares are held within mutual funds managed by Dynamic Mutual Funds Ltd. acting as
Investment Counsel and Portfolio Manager.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 6.96%

12. Type of Reporting Person (See Instructions)				IA

Item 1. (a) Name of Issuer First Quantum Minerals Ltd.

Item 1. (b) Address of Issuer's Principal Executive Offices 450 - 800 West Pender Street, Vancouver BC, V6C 2V6

Item 2. (a) Name of Person Filing Dynamic Mutual Funds Ltd.

Item 2. (b) Address of Principal Business Office or, if none, Residence 55th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 4A9

Item 2. (c) Citizenship Canadian

Item 2. (d) Title of Class of Securities Common Shares

Item 2. (e) CUSIP Number 335934105

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CANADIAN INVESTMENT COUNSELLING FIRM

Item 4. Ownership.

   (a) Amount beneficially owned: 3,430,350 Common Shares
   (b) Percent of class: 6.96%
   (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote 3,430,350 Common Shares
         (ii) Shared power to vote or to direct the vote Nil
        (iii) Sole power to dispose or to direct the disposition of 3,430,350 Common Shares
        (iv) Shared power to dispose or to direct the disposition of Nil

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2003
Date

"Rohit Sehgal"
Signature

Rohit Sehgal, Vice-President, Counselling and
Chief Investment Strategist
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.